

January 18, 2011

Tena Mayberry
Chief Executive Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

> **Re:** **Fortune Industries, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File Number 001-32543**

Dear Ms. Mayberry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Part III

Item 10. Directors and Executive Officers of the Registrant, page 54

1. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

Item 11. Executive Compensation, page 56
Executive Compensation Table, page 57

    2.   Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Financial Statements
Note 2 – Disposition of Assets and Pro Forma Results, page 38

    3.   Please tell us and clarify in your disclosure whether your preferred stock is convertible, if dividends are mandatory, and whether the dividends are perpetual. If the dividends are mandatory, tell us why you believe your dividends and/or Series C Preferred Stock should be classified in permanent equity. Refer to your basis in the accounting literature. In addition, tell us the amount of the accrual for the dividends and where such accrual is reflected in the consolidated balance sheets as of June 30, 2009 and 2010 and September 30, 2010. We note that the dividends are paid on a pro-rata basis monthly.

Note 8 – Debt Arrangements, page 43

    4.   Please tell us why the bank released you from your obligation of $250,000.

Form 10-Q for the fiscal quarter ended September 30, 2010

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 9

    5.   We note that you perform the annual impairment test of goodwill as of the end of the fiscal first quarter and that as of November 15, 2010 the impairment test is in process. Since your first fiscal quarter ended on September 30, 2010 you should have the results of your impairment testing complete when you file your Form 10-Q. Please advise and tell us the results of this impairment test.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Tena Mayberry
Fortune Industries, Inc.
January 18, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste Murphy for

Larry Spirgel
Assistant Director